LEERINK SWANN LLC

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

LAZARD CAPITAL MARKETS LLC

30 ROCKEFELLER PLAZA

NEW YORK, NY 10020

October 19, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attention:	Jeffrey Riedler, Esq.

Re:	Aegerion Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-168721

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Aegerion Pharmaceuticals, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement may become effective at 4:30 p.m., Eastern time, on Thursday, October 21, 2010, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between October 8, 2010 and the date hereof, copies of the preliminary prospectus dated October 8, 2010 were distributed as follows:

To Whom Distributed	Number of Copies
Prospective Underwriters	0
Prospective Dealers	0
Institutional Investors	1,744
Individual Investors	174
Others	4
TOTAL	1,922

Securities and Exchange Commission

October 19, 2010

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LEERINK SWANN LLC LAZARD CAPITAL MARKETS LLC

As Representatives of the Several Underwriters

By:	LEERINK SWANN LLC

By:	/s/ Daniel Dubin
Name:	Daniel Dubin
Title:	Vice Chairman

By:	LAZARD CAPITAL MARKETS LLC

By:	/s/ David McMillan
Name:	David McMillan
Title:	Managing Director